金山工業（集團）有限公司
Gold Peak Industries (Holdings) Limited

GOLD PEAK

4 November 2008

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Dormant Subsidiaries of GP Industries Limited	22 October 2008

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited
(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors
As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Date: 22 October 2008
Subject: Dormant Subsidiaries of GP Industries Limited

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No 199502128C

DORMANT SUBSIDIARIES

The Directors of GP Industries Limited (the "Company") would like to announce the following:

1. Ashton Investments Pte Ltd, a wholly-owned dormant subsidiary of the Company, incorporated in the Republic of Singapore, has been struck-off the Register of Companies pursuant to Section 344 of the Companies Act, Cap 50.

2. Pro Audio Times Theatre Limited, a wholly-owned dormant subsidiary of the Company, incorporated in Hong Kong, has been deregistered.

The above-mentioned transactions are not expected to have any material impact on the Company's consolidated net tangible assets and earnings per share for the financial year ending 31 March 2009.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in these transactions.

By Order of the Board

Caroline Yeo
Company Secretary
22 October 2008

END